UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-35466

GasLog Ltd

(Translation of registrant’s name into English)

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The press release issued by GasLog Ltd and GasLog Partners LP on March 8, 2019 announcing GasLog Partners LP’s acquisition of the GasLog Glasgow for $214 million is attached hereto as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release Dated March 8, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2019

GASLOG LTD

by	Paul A. Wogan
	Name:	Paul A. Wogan
	Title:	Chief Executive Officer